
03025542

# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**



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## FORM 11-K

(Mark One)

( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________ to ___________

**Commission file number**: 000-49711

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**Enfield Federal Savings and Loan Association Employees' Savings & Profit Sharing Plan and Trust**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**New England Bancshares, Inc.**
**660 Enfield Street**
**Enfield, Connecticut 06082**


JUN 3 0 2003

## REQUIRED INFORMATION

**Item 1-3.** Enfield Federal Savings and Loan Association Employees' Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

**Item 4.** The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. A copy of the Plan's Form 5500 Annual Report is filed herewith.

# FORM 5500 SCHEDULE I AND SUMMARY ANNUAL REPORT

**SCHEDULE I (Form 5500)**
Department of the Treasury Internal Revenue Service
Department of Labor Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

# Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an attachment to Form 5500.

Official Use Only
OMB No. 1210-0110
**2002**
**This Form is Open to Public Inspection.**

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan
ENFIELD FEDERAL SAVINGS AND LOAN ASSOCIATION EMPLOYEES' SAVI

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
ENFIELD FEDERAL SAVINGS & LOAN ASSOCIATION

D Employer Identification Number
06-0562205

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

## Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

| | | (a) Beginning of Year | (b) End of Year |
|---|---|---|---|
| **1 Plan Assets and Liabilities:** | | | |
| a Total plan assets | 1a | 0 | 308224 |
| b Total plan liabilities | 1b | | |
| c Net plan assets (subtract line 1b from line 1a) | 1c | 0 | 308224 |

| | | (a) Amount | (b) Total |
|---|---|---|---|
| **2 Income, Expenses, and Transfers for this Plan Year:** | | | |
| a Contributions received or receivable | | | |
| (1) Employers | 2a(1) | 27373 | |
| (2) Participants | 2a(2) | 74679 | |
| (3) Others (including rollovers) | 2a(3) | 10563 | |
| b Noncash contributions | 2b | | |
| c Other income | 2c | 27357 | |
| d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c) | 2d | | 139972 |
| e Benefits paid (including direct rollovers) | 2e | 722 | |
| f Corrective distributions (see instructions) | 2f | | |
| g Certain deemed distributions of participant loans (see instructions) | 2g | | |
| h Other expenses | 2h | 1042 | |
| i Total expenses (add lines 2e, 2f, 2g, and 2h) | 2i | | 1764 |
| j Net income (loss) (subtract line 2i from line 2d) | 2j | | 138208 |
| k Transfers to (from) the plan (see instructions) | 2k | | 170016 |

3 **Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

| | | Yes | No | Amount |
|---|---|---|---|---|
| a Partnership/joint venture interests | 3a | | X | |
| b Employer real property | 3b | | X | |







Official Use Only

| | | Line | Yes | No | Amount |
|---|---|---|---|---|---|
| 3c | Real estate (other than employer real property) | 3c | | X | |
| d | Employer securities | 3d | X | | 143158 |
| e | Participant loans | 3e | X | | 550 |
| f | Loans (other than to participants) | 3f | | X | |
| g | Tangible personal property | 3g | | X | |

## Part II Transactions During Plan Year

| | During the plan year: | Line | Yes | No | Amount |
|---|---|---|---|---|---|
| 4a | Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program) | 4a | | X | |
| b | Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance | 4b | | X | |
| c | Were any leases to which the plan was a party in default or classified during the year as uncollectible? | 4c | | X | |
| d | Did the plan engage in any nonexempt transaction with any party-in-interest? | 4d | | X | |
| e | Was the plan covered by a fidelity bond? | 4e | X | | 1230000 |
| f | Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty? | 4f | | X | |
| g | Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser? | 4g | | X | |
| h | Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser? | 4h | | X | |
| i | Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest? | 4i | | X | |
| j | Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC? | 4j | | X | |
| k | Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.) | 4k | X | | |

**5a** Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ______

**5b** If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

| 5b(1) Name of plan(s) | 5b(2) EIN(s) | 5b(3) PN(s) |
|---|---|---|
| | | |
| | | |



## SUMMARY ANNUAL REPORT

## FOR ENFIELD FEDERAL SAVINGS AND LOAN ASSOCIATION EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

This is a summary of the annual report for the ENFIELD FEDERAL SAVINGS AND LOAN ASSOCIATION EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST, EIN 06-0562205, Plan No. 002, for the period January 1, 2002 through December 31, 2002. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

### Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $1,764. These expenses included $722 in benefits paid to participants and beneficiaries and $1,042 in other expenses. A total of 41 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $308,224 as of December 31, 2002, compared to $0 as of January 1, 2002. During the plan year the plan experienced an increase in its net assets of $308,224. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $139,972 including employer contributions of $27,373, employee contributions of $74,679, and earnings from investments of $27,357.

### Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. financial information; and
2. information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call ENFIELD FEDERAL SAVINGS & LOAN ASSOCIATION, 660 ENFIELD STREET PO BOX 1279, ENFIELD, CT 06083, (860) 253-5200.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (ENFIELD FEDERAL SAVINGS & LOAN ASSOCIATION, 660 ENFIELD STREET PO BOX 1279, ENFIELD, CT 06083) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25 2003

**Enfield Federal Savings and Loan Association Employees' Savings and Profit Sharing Plan and Trust**

By: Cynthia G. Gray

Cynthia G. Gray
Plan Administrator